Mail Stop 4561

November 2, 2007

Robert Lunde
President
UraniumCore Company
595 Howe Street, Suite 600
Vancouver, BC, Canada

      RE: **UraniumCore Company**
               Form 8-K Filed on August 14, 2007
               File No. 0-05186

Dear Mr. Lunde,

We received a response letter from you dated October 11, 2007 that addressed our comment letters dated October 3, 2007 and August 20, 2007. Your response indicates that you will file the amended Form 8-K upon receiving the letter from your former accountants. The amended Form 8-K should be filed as soon as possible without delay. In addition, your October 11, 2007 letter should be filed via EDGAR as correspondence.

If you have questions concerning this letter, please call me at (202) 551-3488.

Sincerely

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance